Filed by United National Group, Ltd.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended

Subject Company: Penn-America Group, Inc.
Commission File No.: 0-22316

This filing relates to a planned merger (the “Merger”) between United National Group, Ltd. (“UNGL”) and Penn-America Group, Inc. (“PNG”) pursuant to the terms of an Agreement and Plan of Merger, dated as of October 14, 2004 (the “Merger Agreement”), between UNGL and PNG. The Merger Agreement is on file with the U.S. Securities and Exchange Commission (the “SEC”) as an exhibit to the Current Report on Form 8-K filed by UNGL on October 15, 2004, and is incorporated by reference into this filing.

In connection with the execution of the Merger Agreement, the following is a transcript of a conference call held on November 4, 2004 to discuss the UNGL’s third-quarter 2004 earnings:

Walker House * 87 Mary Street *P.O. Box 908GT * George Town * Grand Cayman * Cayman Islands * www.ungl.ky

UNITED NATIONAL GROUP, LTD.
EARNINGS RELEASE 11/04/04 TRANSCRIPT

CORPORATE PARTICIPANTS

David Bradley
United National Group, Ltd. — CEO

Kevin Tate
United National Group, Ltd. — CFO, SVP & CFO-US Operations

PRESENTATION

Good morning, ladies and gentlemen, and welcome to the United National Group, Ltd. third-quarter 2004 earnings conference call. My name is Anthony and I will be your coordinator for today. At this time, I would like to inform you that this conference is being recorded for replay purposes and is being webcast over the Internet via the Company’s website at www.ungl.ky. All participants will be in a listen-only mode during the Company’s presentation. We will facilitate a question-and-answer session towards the end of the conference call. If at any time during the call you requires assistance, please press * followed by 0 and a coordinator will be happy to assist you.

Certain statements contained in this presentation may be forward-looking in nature and reflect the Company’s current views with respect to future events and financial performance. The company’s business and operations are subject to a variety risks and uncertainties, and as a consequence, actual results may materially differ from those contained in any forward-looking statements.

Those factors that could cause actual results to differ materially from those suggested by forward-looking statements include, but are not limited to, those listed in the Company’s earnings press release that was issued last night and those listed in the Company’s SEC filings, including those under the heading Risk Factors. The Company makes no commitment to revise or update any forward-looking statements.

During the conference call, the Company will make reference to some non-GAAP measures of financial performance. Our presentation of the most directly comparable GAAP financial measures and the reconciliation of such non-GAAP measures to the comparable GAAP measures is contained in the earnings press release that was issued last night and which is available on the Company’s website. I will now turn the presentation over to Mr. David Bradley, the CEO of the United National Group, Ltd. Please proceed sir.

David Bradley - United National Group, Ltd. — CEO

Thank you, Anthony, and good morning. We are pleased to have you join us this morning for our third-quarter earnings call. With me today is Kevin Tate, the Company’s Chief Financial Officer, who will provide details on our financial performance. We released our earnings last evening, and if there is anyone on the call this morning who does not have a copy, the release is available on our website, www.ungl.ky.

The Company produced $7.7 million in net income in the quarter versus $8.1 million last quarter and $7.4 million in the first quarter. This was despite the effects of four hurricanes hitting various parts of the state of Florida and other states this past quarter. We reserved $1.65 million for the storms, which served to reduce earnings by $1.4 million. This amount represented 2.7% of the quarter’s net earned premium and most likely well less than 1% of expected full-year net premium. Of the companies I have seen report, this is the second smallest result as a factor of net earned premium, exceeded only by one personal lines company.

That said, our third-quarter earnings equate to $0.25 per fully-diluted share. Ex cats, that number would be $0.30 versus $0.28 last quarter and $0.25 in the first quarter. Our loss ratio for the quarter was 57%, including the catastrophes, versus 59% year-to-date. Our combined ratio was 95.8% for the quarter versus 93.6% year-to-date. Ex catastrophes, our third-quarter combined ratio would have been 93.1%.

We were particularly enthusiastic about written premium growth for the quarter. It is probably hard for you at first to see it, because direct written premium growth was another -39% from the third quarter, which is fairly consistent with prior quarters of this year, as we have continued to exit the reverse flow business. However, United National had decided beginning in early 2003 to cancel certain business consisting primarily of reverse flow deals, and culminating in a decision in the fourth quarter to exit all but one reverse flow arrangement. And in addition, the Company had begun canceling some other business where the returns were both insufficient and there was no sense that the arrangements offered the prospect to improve sufficiently.

After eliminating that business from both our ‘03 and ‘04 numbers, direct written premium grew roughly 10% in each of the first two quarters of this year, which is pretty close to the price increase that we were achieving. In the third quarter, premium growth, excluding that discontinued business from both the numerator and the denominator, was 32%. Growth was predominantly in the commercial binding authority segment, which is a product with which we are very comfortable, and was in part the outcome of adding over 20 new agents to distribute that business. They have contributed written premiums so far this year, but we really believe that the more major opportunity with them will occur in the next two years.

Other property casualty business also contributed handsomely, along with professional lines, which are exactly our growth focuses as segments. So we are very gratified with that outcome in the third quarter, the result of a lot of hard work by the people at United National.

Pricing moved up by 7% in the third quarter, down from 10% in the second quarter and 14% in the first. The downward trend is certainly consistent with what is occurring in the industry. Our price movement continues to be somewhat higher than what is generally occurring in the commercial lines business; however, we are comfortable with that in light of the fact that our average policy size is below $5,000 and our book is predominantly casualty, with very little in the way of property exposure currently, and the property business seemed to have been declining the most significantly. Net written premium grew 59% for the quarter, up from $49 million last year to $78 million this year, and this contributed to a 38% growth rate year-to-date.

By segment, the Binding Authority business grew 62%; the other P&C business grew 87%; and professional lines grew 84%, all year-to-date numbers. The Specialty area, which was where much of the reverse flow business existed, has decreased at a 30% rate year-to-date, while Umbrella has declined 36%. Interestingly, the price movement on our Umbrella book was the least robust of the major segments, producing only a 2% price movement on our books.

Cash flow was positive $31 million for the quarter, consistent with our expectations. Book value grew 3.7% in the quarter.

We have begun creating some valuable management information, one of which is a picture of our accident year contributions to calendar year losses by product segment versus what we should have expected. It has enabled us to see that our current accident year loss ratio year-to-date has improved 5% year-over-year, consistent with the price movement that we have seen on our books, while prior accident year net contributions were substantially better than expected. It is no surprise, as a result, that our actuarial opinion for the quarter saw our net reserve redundancy sustained, while our gross redundancy actually moved up to

$45 million. As Kevin will further report, our net reinsurance recoverable dropped by over $40 million in the quarter, which leaves us on target for the year-end levels that we had predicted.

We are continuing the process of enhancing our skills as a net-line underwriter. We added two additional underwriters with specific professional lines expertise which match up well with our particular product aspirations in that segment. We anticipate at least two more significant additions in this quarter. We seek to be prepared for the broad variety of opportunities in the surplus lines marketplace as they occur to us.

Lastly, I’ll say we’re delighted by the prospect of joining forces with Penn-America and Penn Independent. With Penn Independent, we are excited about the opportunity to hear first-hand about new business opportunities that surface with them, and to work with them on instances where they are matched for our underwriting interest and skills. We look forward to the opportunity of having them distribute products on our behalf to their broad portfolio of clients around the country.

With Penn-America, we look forward to identifying each company’s strengths and taking the opportunity to leverage those particular strengths across the entire organization. We further feel, as we have said before, that the transaction will be accretive to earnings per share of the combined companies.

But meanwhile, we continue to progress toward the goal of becoming a net-line underwriter, with our targeted staff additions, our substantial growth in our areas of interest, and our newly expanding MIS tools, which help us identify and repair any slippages in our margins quickly.

With that, let me turn the presentation over to Kevin Tate, who will provide further details on our financial performance.

Kevin Tate - United National Group, Ltd. — CFO, SVP & CFO-US Operations

Thanks, David. As mentioned earlier, gross written premium for the quarter ended September 30, 2004 was $108.7 million, down $72.2 million from the third quarter of 2003. Net written premiums, conversely, were up $28.9 million to $78.2 million. The overall increase in net premiums written combined with continued rate increases resulted in the Company recognizing underwriting profit for the quarter of $2.5 million and a 95.8% combined ratio.

These figures reflect the effect of $1.65 million of catastrophe losses, which serve to increase our combined ratio by 2.7% points. These figures also include the effect of GAAP purchase accounting adjustments related to the acquisition of our U.S. operations. These onetime charges had the effect of decreasing net income by $0.8 million and increasing our combined ratio by 1.7 percentage points.

Moving on, paid losses for the quarter ended September 30, 2004 were $26.6 million, compared to $22.1 million for the quarter ended September 30, 2003. As David indicated earlier, cash flow for the quarter was strong at $31 million.

From an investment income perspective, the Company recorded $5 million of net investment income for the quarter. The book yield of our fixed income and short-term investments as of September 30, 2004 was 3.4%. The value of our September 30, 2004 invested asset portfolio was $900 million. Of this amount, $281 million is in cash and short-term fixed-income investments. A portion of this cash and short-term investment balance will be utilized as part of the Penn-America and Penn Independent transactions.

On a going-forward basis, our strategy will continue to be to invest over time the remaining cash and short-term investments we currently hold. While our holding cash will impact current investment income, we believe that to invest gradually and methodically over time in what we think will be a rising interest rate environment enhances future investment income as well as book value.

Net operating income for the quarter, which is equal to net income adjusted to eliminate the effects of realized gains and losses as well as extraordinary gains, was $7.2 million. This translates to net operating income per share on a fully-diluted basis of $0.25. Excluding catastrophes, operating income was $8.6 million, or $0.30 per share.

With respect to loss reserves, our independent opining actuary has just completed its review of our September 30 loss reserves, and as Dave indicated, we were found to be redundant on a net basis as well as on a gross basis. This represents the ninth consecutive quarterly review of our loss reserves by both our internal actuarial staff as well as by our independent actuary.

With respect to reinsurance receivables, they decreased by $49.1 million during the quarter, from $1.7 billion as of June to $1.651 billion as of September 30, 2004. In addition, the value of the collateral provided to us by our reinsurers as of September 30 was $726 million. As a result, reinsurance receivables net of collateral were $925 million as of September 30, 2004. Of this net exposure, just in excess of 96% is with companies rated A or better by A.M. Best. And with respect to Converium, as of September 30, 2004, we continue to be fully collateralized.

Finally, as we previously discussed, book value grew by 3.7% during the quarter to $416.5 million, or $14.73 per share. That concludes the financial remarks. I will turn things back to David.

David Bradley - United National Group, Ltd. — CEO

So what we want you to hear is our price movement continues basically on track. Our reserve adequacy is sustained, both by our internal actuary as well as our outside opining actuary which means that our calendar year performance, our booked performance matches, at least, our accident year performance.

Reinsurance recoverables continue to drop. We produced a combined ratio under 96 percent despite the four hurricanes. Book value is up almost 7% for the quarter, up 7.5% year-to-date, and cash was very positive for the quarter. All in all, we’re very pleased with the outcome and look forward to continuing good performance in the next several quarters.

So with that, let us open it up for your questions.

QUESTION AND ANSWER

Operator

Thank you Mr. Bradley. Ladies and gentlemen, the question and answer session will begin now. If you are using a speaker phone, please pick up your handset before pressing any numbers. If you wish to ask a question, please press * followed by 1 on your touch-tone telephone. If your question has been answered or you wish to withdrawal your question, please press * followed by 2. Your questions will be taken in the order received. Please stand by for your first question for Mr. Bradley. Our first question comes from Jeff Thompson from KBW Inc.

Jeff Thompson - Keefe, Bruyette & Woods — Analyst

Thank you. A couple questions. You talked about hiring a couple other underwriters, and I was just curious what lines they were in and what companies they came from.

David Bradley - United National Group, Ltd. — CEO

I actually don’t remember the companies. The specific areas of expertise are in lawyers professionals, and then also in public entity business, which are two areas that have been a focus for us and we want to continue to broaden our skills.

Jeff Thompson - Keefe, Bruyette & Woods — Analyst

Okay. So it’s both professional liability then?

David Bradley - United National Group, Ltd. — CEO

Right. That’s what I said, they were both focused in specific professional lines. That is their background and should help us continue to grow in those two areas — grow profitably in those two areas.

Jeff Thompson - Keefe, Bruyette & Woods — Analyst

You had mentioned there were two lines other than the reverse flow business that you exited this year, or maybe one other line or some other area. Can you talk about that?

David Bradley - United National Group, Ltd. — CEO

I think — of course, a lot of those decisions were made before I got here. But they were basically — I did not say two. What I said is there were other books of business or arrangements that we chose to exit because we just did not see good returns being achievable on them. One of them was — that I recall specifically was we were doing some nonstandard personal auto business in a particular southeastern state, and it just did not look like we were ever going to be able to get to a good return. In earlier years, the Company had raised price, and even though the price went up, the loss ratio went up too. I think we were getting adversely selected against, was one key example I can think of.

Jeff Thompson - Keefe, Bruyette & Woods — Analyst

So it wasn’t something you found this year. This is stuff that goes back a year or two.

David Bradley - United National Group, Ltd. — CEO

Predominantly decisions that were reached in the mid-2003 timeframe or so. In general this year, we really have not exited anything.

Jeff Thompson - Keefe, Bruyette & Woods — Analyst

Okay.

David Bradley - United National Group, Ltd. — CEO

But when you make a decision like that, there is a delay period before the producer has to start replacing the business. And sometimes that delay period actually extended into 2004, so there was business that continued to get booked in 2004 on some of those accounts. And so that will continue to be a little bit of an inhibitor on growth even in 2005, to the extent that business got booked in 2004.

Jeff Thompson - Keefe, Bruyette & Woods — Analyst

Okay and on your cash position, there’s plenty there for the Penn-America merger. What’s your thinking on the remaining piece and how are you deciding to put it to work? We had expected it to maybe be more put to work by now.

Kevin Tate - United National Group, Ltd. — CFO, SVP & CFO-US Operations

Jeff, this is Kevin. You’re right. Post the Penn-America transaction, we will still have a significant amount of cash. We did put some cash to work during the third quarter; approximately $60 million was invested during the quarter. There were some maturities in sales, as you would expect, but we put $60 million to work.

As you know, interest rates during the third quarter moved down, and as a result, we did not think it was prudent to invest in the face of that, and so those investments that we did make were rather strategic and our investment advisers saw some opportunities that they thought made great sense in the taxable arena.

On a going-forward basis, we continue to believe, as does our investment adviser, that rates will be increasing — or likely to increase, rather — certainly during the remainder of ‘04 and if not by then, then in the early part of ‘05. So as you look forward, we would expect to be significantly more invested six months from now. But the thinking is that you’ve got to, as you know, watch it on a daily basis and react accordingly.

Jeff Thompson - Keefe, Bruyette & Woods — Analyst

One last numbers question. Do you have the reserve for uncollectible reinsurance, the current balance?

Kevin Tate - United National Group, Ltd. — CFO, SVP & CFO-US Operations

It is $31 million.

Jeff Thompson - Keefe, Bruyette & Woods — Analyst

Great, thanks a lot.

Kevin Tate - United National Group, Ltd. — CFO, SVP & CFO-US Operations

Certainly.

David Bradley - United National Group, Ltd. — CEO

You bet.

Operator

Once again ladies and gentlemen, if you wish to ask a question or if you have a comment, please press * followed by 1 on your touch-tone telephone. There are no further questions. I will now turn the call back over to Mr. Bradley for his closing remarks.

David Bradley - United National Group, Ltd. — CEO

     Well, Kevin just breathed a sigh of relief. We’re delighted to have you join us this morning. We think there was certainly nothing but good news in the quarter, including our ability basically to have avoided any material outcome arising out of the storms. Obviously, as you continue to review the third-quarter results, if you have any other questions, you should feel free to give us a call. And we are flattered by your participation this morning and listening in on the call and look forward to any further questions you may have. With that, why don’t we just wish you a good morning. Thanks very much.

Operator

Ladies and gentlemen, thank you for your participation in today’s conference and have a nice day. This concludes the presentation. You may now disconnect.

Additional Information:
 UNGL intends to file a registration statement on Form S-4 in connection with the transaction, and UNGL and PNG intend to mail a joint proxy statement/prospectus to their respective shareholders in connection with the transaction. Investors and security holders of UNGL and PNG are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about UNGL, PNG and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) at the SEC’s web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained from UNGL or PNG. UNGL and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of UNGL and PNG in favor of the transaction. Information regarding the interests of UNGL’s officers and directors in the transaction will be included in the joint proxy statement/prospectus. PNG and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of UNGL and PNG in favor of the transaction. Information regarding the interests of PNG’s officers and directors in the transaction will be included in the joint proxy statement/prospectus. In addition to the registration statement on Form S-4 to be filed by UNGL in connection with the transaction, and the joint proxy statement/prospectus to be mailed to the shareholders of UNGL and PNG in connection with the transaction, each of UNGL and PNG file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC’s public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC’s other public reference rooms located in New York and Chicago. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by UNGL and PNG with the SEC are also available for free at the SEC’s web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from UNGL or PNG.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Contact:
UNITED NATIONAL GROUP, LTD	FOX PAINE & COMPANY, LLC
Richard March	Andy Brimmer
SVP and General Counsel	Partner
United National Insurance Company	Joele Frank, Wilkinson Brimmer Katcher
Phone: 212-355-4449 ext. 111
Phone: 610-660-6816	AHB@joelefrank.com
rmarch@unitednat.com

PENN- AMERICA GROUP, INC.
Joseph Morris
Senior Vice President. CFO & Treasurer
Penn-America Group, Inc.
Phone 215.443.3612
morris@penn-america.com

David Kirk, APR (media)
(610) 792.3329
davidkirk@thePRguy.com

* * *

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ADDITIONAL INFORMATION ABOUT THE MERGER
AND WHERE TO FIND IT

UNGL intends to file a registration statement on Form S-4 in connection with the transaction, and UNGL and PNG intend to mail a joint proxy statement/prospectus to their respective shareholders in connection with the transaction. Investors and security holders of UNGL and PNG are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about UNGL, PNG and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) at the SEC’s Web Site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also may be obtained from UNGL or PNG. UNGL and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of UNGL and PNG in favor of the transaction. Information regarding the interests of UNGL’s officers and directors in the transaction will be included in the joint proxy statement/prospectus. PNG and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of UNGL and PNG in favor of the transaction. Information regarding the interests of PNG’s officers and directors in the transaction will be included in the joint proxy statement/prospectus. In addition to the registration statement on form S-4 to be filed by UNGL in connection with the transaction, and the joint proxy statement/prospectus to be mailed to the shareholders of UNGL and PNG in connection with the transaction, each of UNGL and PNG file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC’s public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC’s other public reference rooms located in New York and Chicago. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by UNGL and PNG with the SEC are also available for free at the SEC’s web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from UNGL or PNG.